UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule (13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS

FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS

THERETO FILED PURSUANT TO RULE 13-d2(a)

(Amendment No. 3)*

SMITHFIELD FOODS, INC.
(Name of Issuer)
Common Stock, par value $0.50 per share
(Title of Class of Securities)
832248 10 8
(CUSIP Number)
Michael Mayberry Associate General Counsel Continental Grain Company 277 Park Avenue New York, NY 10172 Tel. No.: (212) 207-5390
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 4, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 832248 10 8	Page 2 of 7 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Continental Grain Company (f/k/a ContiGroup Companies, Inc.)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 10,356,585 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 10,356,585
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,356,585
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 832248 10 8	Page 3 of 7 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Paul J. Fribourg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 1,356 SHARED VOTING POWER 10,356,585 SOLE DISPOSITIVE POWER 1,356 SHARED DISPOSITIVE POWER 10,356,585
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,357,941
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 832248 10 8	Page 4 of 7 Pages

SCHEDULE 13D

Pursuant to Rule 13d-2(a) of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the undersigned hereby amends the Schedule 13D originally filed on May 17, 2007 and amended by Amendment No. 1 thereto filed on October 17, 2007 and Amendment No. 2 thereto filed on January 31, 2008 (as so amended, the “Schedule 13D”), relating to the common stock, par value $0.50 per share (the “Common Stock”), of Smithfield Foods, Inc., a Virginia corporation (the “Company” or the “Issuer”).

Item 1. Security and Issuer.

No material change.

Item 2. Identity and Background.

This Item 2 is hereby amended to:

(a)           delete clause (i) in its entirety and replace it with “(i) Continental Grain Company, a Delaware corporation (“CGC”); and” and

(b)           replace all references to “ContiGroup” with “CGC”.

Item 3. Source and Amount of Funds or Other Consideration

This Item 3 is hereby amended to replace all references to “ContiGroup” with “CGC”.

Item 4. Purpose of Transaction.

This Item 4 is hereby amended to:

(a)           add the following at the end of such section:

“On March 4, 2008, CGC and ContiBeef LLC, a Delaware limited liability company in which CGC is the sole member (“ContiBeef”), entered into a Purchase Agreement (the “Purchase Agreement”) with the Company and MF Cattle Feeding, Inc., a Colorado corporation and a subsidiary of the Company, pursuant to which CGC and ContiBeef have agreed to sell ContiBeef’s 50% ownership interest in Five Rivers Ranch Cattle Feeding LLC to the Company for consideration which will include the issuance by the Company to ContiBeef of 2,166,667 validly issued, fully paid and non-assessable shares of Common Stock (the “Stock Consideration”).

CUSIP No. 832248 10 8	Page 5 of 7 Pages

SCHEDULE 13D

The closing of the transaction contemplated by the Purchase Agreement is subject to the satisfaction or waiver of certain conditions set forth in the Purchase Agreement. A copy of the Purchase Agreement is included as an exhibit hereto and is incorporated by reference herein. In connection with the closing of the transaction, the Registration Rights Agreement dated May 7, 2007 between CBC and the Company will be amended to include the shares being issued as Stock Consideration as “Registrable Securities” thereunder.

(b)           replace all references to “ContiGroup” with “CGC”.

Item 5. Interest in Securities of the Issuer.

This Item 5 is hereby amended to replace all references to “ContiGroup” with “CGC”.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer..

This Item 6 is hereby amended to:

(a)           add the following at the end of such section:

“Reference is made to the description of the Purchase Agreement as set forth in Item 4 to this Schedule 13D, and such description is incorporated by reference in its entirety in this Item 6.” and

(b)           replace all references to “ContiGroup” with “CGC”.

CUSIP No. 832248 10 8	Page 6 of 7 Pages

SCHEDULE 13D

Item 7. Material to be Filed as Exhibits.

Exhibit 1:	Agreement Regarding the Joint Filing of Schedule 13D, dated as of May 17, 2007, by and between the Reporting Persons (previously filed).
Exhibit 2:

Registration Rights Agreement, dated May 7, 2007, between Smithfield Foods, Inc. and ContiGroup Companies, Inc. (incorporated by reference to Exhibit 4.1 of the Issuer’s Current Report on Form 8-K filed on May 7, 2007).

Exhibit 3:	Rule 10b5-1 Stock Purchase Plan, dated October 12, 2007, between ContiGroup Companies, Inc. and Citigroup Global Markets Inc. (previously filed).
Exhibit 4:	Schedule of Transactions in Shares of Common Stock of the Company (previously filed).
Exhibit 5:

Purchase Agreement, dated as of March 4, 2008, by and among Continental Grain Company, ContiBeef LLC, Smithfield Foods, Inc. and MF Cattle Feeding, Inc. (incorporated by reference to Exhibit 2.2 of the Issuer’s Current Report on Form 8-K filed on March 5, 2008).

CUSIP	Page 7 of 7 Pages

SCHEDULE 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 10, 2008

CONTINENTAL GRAIN COMPANY
By:	/s/ Paul J. Fribourg
Name: Paul J. Fribourg Title: Chief Executive Officer and President

/s/ Paul J. Fribourg
PAUL J. FRIBOURG